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July 5, 2005                                             W. Crews Lott
                                                         Tel: +1 214 978 3042
                                                         crews.lott@bakernet.com
United States Securities and Exchange Commission
Division of Corporation Finance                          VIA UPS DELIVERY AND
100 F Street, NE                                         EDGAR TRANSMISSION
Washington, DC 20549
Attention: Ms. Tangela Richter

RE:      FAR EAST ENERGY CORPORATION
         Form S-2 filed May 25, 2005
         File No.:  333-125242

Dear Ms. Richter:

On behalf of our client Far East Energy Corporation (the "Company"), set forth below are the responses of the Company to the comments contained in the Staff's letter to Mr. Bruce N. Huff, Chief Financial Officer, Secretary and Treasurer of the Company, dated June 24, 2005 regarding the Company's Registration Statement on Form S-2 (File No. 333-125242) (the "Registration Statement") filed on May 25, 2005. For ease of reference, each comment has been repeated below, with the Company's responses set forth below each comment. The numbering below corresponds to that used in the Staff's comment letter. We also are enclosing a copy of Amendment No. 1 to the Registration Statement on Form S-2 incorporating the revisions noted below as well as a marked copy comparing the Registration Statement on Form S-2 that was filed on May 25, 2005 to Amendment No. 1 to the Registration Statement on Form S-2.

Selling Stockholders, page 19

1. Please disclose how the selling stockholders acquired the securities being offered by this registration statement. We believe a description of the transactions in which the selling stockholders acquired their securities is information required to be disclosed pursuant to Item 507 of Regulation S-K. Ensure that the related agreements are filed.

         THE REGISTRATION STATEMENT HAS BEEN REVISED ON PAGES 20-22 IN RESPONSE TO THE STAFF'S COMMENT. PLEASE SEE THE FOOTNOTE DISCLOSURES TO THE SELLING STOCKHOLDER TABLE ON PAGE 22 THAT DESCRIBE THE TRANSACTIONS PURSUANT TO WHICH THE SELLING STOCKHOLDERS ACQUIRED THE SECURITIES BEING OFFERED BY THE REGISTRATION STATEMENT. THE REGISTRATION RIGHTS AGREEMENTS RELATED TO THE TRANSACTIONS ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT.



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2.       Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling shareholder received the securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

         THE COMPANY HAS MADE INQUIRIES OF THE SELLING STOCKHOLDERS REGARDING THE MATTERS DESCRIBED IN THE STAFF'S COMMENT NUMBER 2. THE SELLING STOCKHOLDERS TABLE ON PAGES 20-22 OF THE REGISTRATION STATEMENT REFLECTS THE INFORMATION REQUESTED BY THE STAFF'S COMMENT. PLEASE SEE THE FOOTNOTE DISCLOSURES TO THE SELLING STOCKHOLDER TABLE ON PAGE 22 THAT IDENTIFY THOSE SELLING STOCKHOLDERS WHO ARE BROKER DEALERS AND/OR AFFILIATES OF BROKER DEALERS AND PERTINENT DISCLOSURES RELATING THERETO.

I would appreciate it if you would please call me at (214) 978-3042 at your earliest convenience after your review of the above responses, as the Company desires to resolve these issues as soon as possible. Thank you for your attention to this matter.

Very truly yours,

BAKER & MCKENZIE LLP


/s/ W. Crews Lott


Enclosures

cc:      Melinda Kramer
         Bruce N. Huff
         Amar Budarapu

United States Securities and Exchange Commission/
Division of Corporation Finance                                           Page 2
July 5, 2005